FOR IMMEDIATE RELEASE

JONES SODA CO. REPORTS FISCAL 2013 FIRST QUARTER RESULTS
Turnaround Plan Delivers 76% Net Loss Improvement

Seattle, WA - May 9, 2013 - Jones Soda Co. (the Company) (OTCQB: JSDA), a leader in the premium soda category and known for its unique branding and innovative marketing, today announced results for the first quarter ended March 31, 2013.
Results for the first quarter continue to reflect the efforts of our Turnaround Plan, which was initiated with the change in management in the second half of 2012. As part of this Plan, the Company is focusing its product offerings and areas of market emphasis for the future on a reduced administrative and operating cost structure.
For the first quarter of 2013, the Company achieved a 76% improvement in bottom line performance, reporting a net loss of $399,000, or $(0.01) per share, for the first quarter of 2013, compared to a net loss of $1.7 million, or $(0.05) per share, for the first quarter 2012. Revenues declined 20% to $3.1 million compared to revenue of $3.9 million for the first quarter of 2012 reflecting management's strategy to reallocate resources from certain markets while focusing on key core markets, particularly during the upcoming busier summer selling season.
“The first focus of our Turnaround Plan was cost containment and re-orienting the Company to sustainable operations. Now our attention is turned to the next phase which emphasizes sales structure and distribution strategies that we believe will lead Jones Soda to profitable, growing operations for the long term,” said Jennifer Cue, CEO of Jones Soda Co.
First Quarter Review - Comparison of Quarters Ended March 31, 2013 and 2012

•	Revenue decreased 20% to $3.1 million, compared to $3.9 million last year.

•	Gross margin decreased to 24% of revenue, compared to 27% of revenue last year.

•	Operating expenses decreased 57% to $1.1 million, compared to $2.7 million last year.

•	Net loss improved 76% to $399,000, or $(0.01) per share, for the first quarter of 2013, compared to a net loss of $1.7 million, or $(0.05) per share, last year.

Conference Call

The Company will discuss its results for the quarter ended March 31, 2013 on its scheduled conference call today, May 9, 2013 at 4:30 p.m. Eastern time (1:30 p.m. Pacific time). This call will be webcast and can be accessed by visiting our website at www.jonessoda.com or www.jonessoda.com/company/jones-press/webcasts. Investors may also listen to the call via telephone by dialing (719) 325-2455 (confirmation code: 5620989). In addition, a telephone replay will be available by dialing (858) 384-5517 (confirmation code: 5620989) through May 16, 2013, at 11:59 p.m. Eastern Time.

About Jones Soda Co.

Headquartered in Seattle, Washington, Jones Soda Co.® markets and distributes premium beverages under the Jones® Soda and WhoopAss™ Energy Drink brands and sells through its distribution network, in markets primarily across North America. A leader in the premium soda category, the Company is known for its variety of flavors, highest quality ingredients, including pure cane sugar and innovative labeling technique that incorporates always-changing photos sent in from its consumers. Jones Soda is sold through traditional beverage retailers. For more information, visit www.jonessoda.com or www.myjones.com.

Forward-Looking Statements Disclosure

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all passages containing words such as "will," "aims," "anticipates," "becoming," "believes," "continue," "estimates," "expects," "future," "intends," "plans," "predicts," "projects," "targets," or "upcoming". Forward-looking statements also include any other passages that are primarily relevant to expected future events or that can only be evaluated by events that will occur in the future. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Factors that could affect the Company's actual results include, among others: its ability to successfully execute on its operating plans for 2013; its ability to maintain and expand distribution arrangements with distributors, independent accounts, retailers or national retail accounts while focusing on core geographic markets; its ability to generate sufficient cash flow from operations; its ability to streamline operations, reduce operating expenses, and reduce and slow its use of cash; its ability to increase revenues and achieve case sales goals on reduced operating expenses; its ability to successfully integrate management changes and reductions in operating expense and personnel; the effect on the market price and liquidity of its common stock and ability to raise capital subsequent to its delisting from The Nasdaq Capital Market and listing on the OTCQB Marketplace; its ability to develop and introduce new products to satisfy customer preferences; its ability to market and distribute brands on a national basis; changes in consumer demand or market acceptance for its products; its ability to increase demand and points of distribution for its products or to successfully innovate new products and product extensions; its ability to maintain relationships with co-packers; its ability to maintain a consistent and cost-effective supply of raw materials; its ability to maintain brand image and product quality; its ability to attract, retain and motivate key personnel; its ability to protect its intellectual property; the impact of future litigation; and the impact of intense competition from other beverage suppliers. More information about factors that potentially could affect the Company's operations or financial results is included in its most recent annual report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on March 27, 2013, and in its quarterly reports on Form 10-Q filed in 2013. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements in this press release, whether as a result of new information, future events or otherwise.

For further information, contact:

Carrie L. Traner
Vice President of Finance
Jones Soda Co.
(206) 624-3357 or ctraner@jonessoda.com

JONES SODA CO.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,
	2013	2012
	(In thousands, except share data)
Revenue	$3,087	$3,862
Cost of goods sold	2,336	2,814
Gross profit	751	1,048
Licensing revenue	9	5
Operating expenses:
Promotion and selling	473	1,357
General and administrative	675	1,332
	1,148	2,689
Loss from operations	(388)	(1,636)
Other income (expense), net	13	(11)
Loss before income taxes	(375)	(1,647)
Income tax expense, net	(24)	(25)
Net loss	$(399)	$(1,672)

Net loss per share - basic and diluted	$(0.01)	$(0.05)
Weighted average basic and diluted common shares outstanding	38,530,416	35,978,771

	Three Months Ended March 31,
Case sale data (288-ounce equivalent):	2013	2012
Finished product cases	225,000	296,000

JONES SODA CO.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2013	December 31, 2012
	(Unaudited)
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,229	$1,654
Accounts receivable	1,845	1,742
Inventory	2,864	2,223
Prepaid expenses and other current assets	242	264
Total current assets	6,180	5,883
Fixed assets	403	497
Other assets	629	640
Total assets	$7,212	$7,020
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,578	$885
Accrued expenses	673	767
Taxes payable	52	45
Other current liabilities	43	54
Total current liabilities	2,346	1,751
Long-term liabilities — other	445	485
Shareholders’ equity:
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 38,530,416 and 38,530,416 shares, respectively	52,867	52,867
Additional paid-in capital	7,658	7,590
Accumulated other comprehensive income	419	451
Accumulated deficit	(56,523)	(56,124)
Total shareholders’ equity	4,421	4,784
Total liabilities and shareholders’ equity	$7,212	$7,020